SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

{X}     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

{  }      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

AND EXCHANGE ACT OF 1934

For the transition period from __________________________ to _______________________

Commission file number   001-35638

A.	Full title of the plan and the address of the plan:

WSFS Financial Corporation
401(k) Savings and Retirement Plan
500 Delaware Avenue
Wilmington, DE 19801

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WSFS Financial Corporation
500 Delaware Avenue
Wilmington, DE 19801

REQUIRED INFORMATION

The audited financial statements required are included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

WSFS Financial Corporation

401(k) Savings and Retirement Plan

DATE: June 28, 2016	/s/ Peggy H. Eddens

Peggy H. Eddens
Plan Administrator

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm)

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

401(K) SAVINGS WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the

WSFS Financial Corporation 401(k) Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the WSFS Financial Corporation 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

(signed) KPMG LLP

Philadelphia, PA

June 28, 2016

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

		2015		2014
Assets:
Investments, at fair value (note 3)	$	78,110,276	$	73,664,221
Notes receivable from participants		1,308,994		1,260,450

Net assets available for benefits before adjustment		79,419,270		74,924,671
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		131,725		(17,870)

Net assets available for benefits	$	79,550,995	$	74,906,801

See accompanying notes to financial statements.

WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2015 and 2014

		2015		2014
Additions:

Investment income:
Net appreciation in fair value of investments (note 5)	$	2,611,595	$	3,279,909
Interest and dividends		1,592,368		49,714

Net investment income		4,203,963		3,329,623

Interest income on notes receivables from participants		56,291		49,714

Contributions:

Employer		2,408,844		2,188,083
Participants		3,714,313		3,345,321
Rollovers		459,772		1,033,755

Total contributions		6,582,929		6,567,159

Deductions:

Benefits paid		6,022,026		4,055,620
Administrative expenses		176,963		83,488

Total deductions		6,198,989		4,139,108

Net increase in net assets available for benefits		4,644,194		5,757,674
Net assets available for benefits:

Beginning of year		74,906,801		69,149,127

End of year	$	79,550,995	$	74,906,801

See accompanying notes to financial statements.

401(K) SAVINGS WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(1)	Description of Plan

The purpose of the WSFS Financial Corporation 401(k) Savings and Retirement Plan (the Plan) is to encourage and assist employees (Associates) in following a systematic savings program suited to their individual long-term financial objectives. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the plan document or the summary plan description for a more complete description of the Plan’s provisions.

(a)	Eligibility

All full and part-time regular (non-temporary) status Associates of WSFS Financial Corporation or its subsidiaries (the Employers) who have completed six months of continuous service and have attained age 21 years or older are eligible to participate in the Plan. Peak time Associates, interns, temporary employees, leased employees, or nonresident aliens are not eligible to participate in the Plan, except as may otherwise be required to preserve the qualified status of the Plan.

(b)	Contributions

Participants may authorize the Employers to make payroll deductions under the Plan from 1% to 70% of their total compensation, not to exceed $18,000 in 2015 in accordance with IRS regulations. In addition, those participants, who are over age 50 or turning age 50 on or before December 31, 2015, are eligible to make an additional catch-up contribution of $6,000 in 2015. The percentage contribution may be increased, decreased, revoked, or resumed at any time during the year. Such changes are effective as of the next pay period or as soon as administratively possible. Contributions made by participants are credited to their individual accounts and are made on a pretax basis assuming applicable regulations set forth in the Internal Revenue Code (IRC) are satisfied. The Plan also includes an auto-enrollment provision whereby all newly eligible Associates are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their contribution rate set at 4% of their eligible compensation and their contributions will be invested in the Plan’s default option, which is the American Funds Target Date Retirement Fund which has the target retirement date closest to the participant’s 65th birthday. If the participant is near, at or past their 65th birthday, their contributions will be invested in the American Funds 2010 Target Date Retirement Fund.

All contributions made by the Employers on the participants’ behalf are also on a pretax basis. The Employers’ contributions comprise the following:

Employers’ Matching Contribution – The Plan includes an employers’ matching contribution program such that the Employers match 100% of the Associate’s contribution up to 5% of total compensation. The matching contribution is made in cash and participants are able to direct the investment of the contribution. If they choose not to, the contribution will be invested in the default option, which is the American Funds Target Date Retirement Fund. Participants can make changes to their investment elections at any time.

401(K) SAVINGS WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2015 and 2014

Employers’ Base Profit Sharing Contribution – The Plan includes a profit sharing program. The contribution for each eligible participant is calculated at a fixed percentage of the participant’s total compensation. Total Compensation for any Plan Year is defined as but not limited to, the gross wages reported on IRS Form W-2 for taxable wages paid by the Employer, to an Associate after the Associate becomes a Participant in the Plan. Participants can direct the investment of the profit sharing contribution prior to when it is given. If they choose not to, the contribution will be invested in the default option, which is the American Funds Target Date Retirement Fund. Participants can make changes to their investment elections at any time. The two types of profit sharing contributions are as follows:

•	Discretionary Base Contribution – Participants shall be entitled to a discretionary base contribution in each calendar quarter in which the Board approves such contributions, based upon the Employers’ performance. It is calculated based on a fixed percentage of eligible compensation which is determined by whether or not the Participant is employed on the last day of the Plan Year for which a discretionary base contribution is made to the Plan.

•	Discretionary Supplemental Contribution – A participant shall be entitled to a discretionary supplemental contribution at the end of the plan year should the Board approve such a contribution, based upon the Employers’ performance.

Associates’ Rollover Account Contributions – In its sole discretion, the Administrator may authorize the Plan to accept rollover contributions of cash from any Associate, whether or not the Associate is eligible to participate in the Plan, or a direct rollover contribution of an eligible rollover distribution from another qualified plan. The Associate shall at all times have a 100% non-forfeitable interest in any rollover or direct rollover contribution.

(c)	Participants’ Accounts

Participants’ accounts are credited for their contributions and the Employers’ contributions made on their behalf. Participants’ accounts are also adjusted by an allocation of the earnings or losses of the Plan fund in which each participant’s account is invested based upon the change in unit share price of all funds and for the money market fund upon the ratio of the account balance to the total of all participants’ account balances in that fund.

401(K) SAVINGS WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(d)	Vesting

All Associate contributions and related earnings and losses are 100% vested and are not subject to forfeiture for any reason. Employers’ contributions and related earnings and losses are subject to the vesting schedule of the Plan as shown below. Unvested balances that are forfeited by participants reduce future Employer- matching contributions, or reduce Plan administrative costs, at the discretion of the Plan Administrator. Unallocated forfeitures were $463,970 and $281,624 as of December 31, 2015 and 2014, respectively. Forfeitures in the amount of $95,012 and $78,037 were used in 2015 and 2014, respectively to reduce matching contributions.

Years of service	Vested percentage
1	20%
2	40
3	60
4	80
5	100

(e)	Withdrawals

Participants’ accounts are segregated between pre-January 1, 1988 and post-January 1, 1988 contributions. Associate contributions made subsequent to January 1, 1988 are made on a pretax basis. Withdrawals are subject to tax and, in certain instances, penalty as set forth in the Internal Revenue Code (IRC). Effective January 1, 1993, the Plan is required to withhold federal income taxes at a flat rate of 20% on the taxable portion of withdrawals that are not directly rolled over into an Individual Retirement Account (IRA) or another qualified retirement plan. This withholding tax does not apply to required minimum distributions and annuity payments. Participant interest payments on loans, which are included in interest and dividends, are made on a post-tax basis. Participants are not entitled to make Associate Savings Contributions to the Plan for a period of six months following the hardship withdrawal.

Under the Plan, participants may request hardship withdrawals of vested contributions (but not income earned on contributions after December 31, 1988), which must be approved by the Associate Benefits Committee and can only be made for one of the following reasons:

1.	Purchase of primary residence of the participant;

2.	Preservation of primary residence;

3.	Certain medical expenses of a participant or the participant’s dependents; and

4.	Tuition for the next semester or quarter of postsecondary education of the participant, spouse, or dependents.

5.	Any other reason authorized as a “safe harbor” by the Internal Revenue Service

401(K) SAVINGS WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(f)	Notes Receivable from Participants

Under the Plan, participants may obtain loans up to 50% of their vested account balance with a minimum loan of $1,000 and a maximum loan of $50,000. The interest rate on loans is the prime rate plus 1%. Interest paid on the loan is added to the participant’s account balance. Loans are secured by the participant’s account balance in the Plan. Repayment is generally required within 5 years although the term of a loan may be 10 years if the loan is used to purchase a principal residence. Principal and interest payments are paid by payroll deductions. To be eligible for a loan, Associates must make Associate Savings Contributions of at least 1% of total compensation. Participants may only have one outstanding loan at a time with no option to refinance. Once that loan is paid in full, they are required to wait 30 days before they can apply for a new loan. The current value of notes receivable from participants represents unpaid principal plus any accrued but unpaid interest. Interest rates on notes receivable from participants ranged from 4.25% to 9.25% as of December 31, 2015.

(g)	Administrative Expenses

Expenses relating to the administration of the Plan are generally paid with the earnings and receipts of the collective funds and stock fund. Costs incurred by the Plan relating to voluntary removal of funds in the form of loan proceeds or withdrawals are paid for by the participants. In July 2015 the Plan transferred from First Mercantile Trust to Mass Mutual Retirement Services as custodian and record-keeper. Effective July 2015 Reliance Trust replaced First Mercantile Trust as trustee for the Plan. Prior to July 2015, First Mercantile Trust Company charged an all-inclusive fee of forty five basis points, consisting of a ten basis point fund administration fee and a thirty five basis point trust and investment management fee within the collective investment trust. The fees were charged directly to the participant as a monthly asset charge based on market value at month-end. From July through December 2015, Mass Mutual Retirement Services charged the participant directly an all-inclusive fee of twenty seven basis points annualized based on its market value at month-end, which represent a total fee reduction of eighteen basis points. Costs incurred for plan administration for terminated participants are paid for by the terminated participants.

(h)	Payment of Benefits

Any participant who separates from service for any reason, excluding death, shall be entitled to receive their vested interest in their account balance. This distribution can be in a lump-sum payment, rollover to an IRA, or rollover to the qualified plan of a new employer. Upon the death of a participant and prior to payment of all retirement benefits, the participant’s vested account balance shall be paid to the participant’s beneficiary in accordance with the plan document.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) and on the accrual basis of accounting. Whenever necessary, reclassifications have been made to the prior years’ financial statements and notes to conform to the current year’s presentation.

401(K) SAVINGS WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(b)	Investment Valuation and Income Recognition

Investments are reported at fair value. See note 3 for discussion of fair value measurements.

Net appreciation (depreciation) in fair value of investments is reflected in the statements of changes in net assets available for benefits and includes realized gains and losses on investments bought and sold and the change in appreciation (depreciation) from one period to the next. The estimated fair value of the investment in the Diversified SAGIC is adjusted to contract value in the adjustment from fair value to contract value for fully benefit-responsive investment contracts line item as described in paragraph (g) below.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Dividends are recorded on the ex-dividend date. Acquisition costs are included in the cost of investments purchased, and sales are recorded net of selling expenses.

(c)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

(d)	Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)	Fund Accounting for Income

The Collective Investment Funds, Stable Value Fund, and Common Stock Fund invest interest and dividend income within the fund to purchase additional fund assets rather than distribute the income among investors in the fund.

(f)	Payment of Benefits

Benefits are recorded when paid.

401(K) SAVINGS WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(g)	Fully Benefit-Responsive Investment Contracts

While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

The stable value fund at December 31, 2015 is 100% invested in the SAGIC Investment option, a collective bond fund, reported as a fully benefit-responsive contract that is managed by Mass Mutual Retirement Services and holds as its principal investment the MMRS Diversified SAGIC . The objective of the SAGIC is to provide a stated rate of return, generated from investment in a diversified portfolio of primary investment-grade fixed income securities. Mass Mutual Retirement Services serves as the trustee and custodian for the Diversified SAGIC Fund. Babson Capital serves as the investment advisor. The minimum interest crediting rate is 0.00% and the duration of subsequent rate periods is 6 months.

The average market yield of the Diversified SAGIC for the year ended December 31, 2015 was 2.45%, and the average yield earned by the Diversified SAGIC that reflects the actual interest credited to participants for the year ended December 31, 2015 was 2.45%.

The Plan’s ability to receive amounts due in accordance with the fully benefit-responsive investment contract noted above is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations could be affected by future economic and regulatory developments.

Certain events limit the ability of the Plan to transact at contract value with the contract issuer. Such events included the following:

1.	The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code

2.	Premature termination of the contracts

3.	Plan termination or merger

4.	Changes to the Plan’s prohibition on competing investment options

5.	Bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations

401(K) SAVINGS WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2015 and 2014

No events were probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Examples of such events include the following:

1.	An uncured violation of the Plan’s investment guidelines

2.	A breach of material obligation under the contract

3.	A material misrepresentation

4.	A material amendment to the agreements without the consent of the issuer

The stable value fund at December 31, 2014 was 100% invested in the FFTW Income Plus Fund, a collective trust fund, reported as a fully benefit-responsive contract that is managed by First Mercantile Trust Company and holds as its principal investment the BNP Parribas Income Plus Fund (BNP). The underlying securities of BNP are guaranteed investments contracts (GICs) money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts and synthetic GICs. First Mercantile Trust Company serves as the trustee and custodian for the FFTW Income Plus Fund. Fisher, Francis, Trees & Watts serves as the investment advisor.

The average market yield of the FFTW Income Plus Fund for the year ended December 31, 2014 was 1.01%, and the average yield earned by the FFTW Fund that reflects the actual interest credited to participants for the year ended December 31, 2014 was 0.95%.

(h)	Recent Accounting Pronouncements

In May 2015, the FASB issued Accounting Standard Update (ASU) No. 2015-07 Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its equivalent). This update, Topic 820, Fair Value Measurement, permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. The amendments in this update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2015, interim periods within those fiscal years and is to be applied retrospectively for all periods presented. The Administrator does not expect the application of this guidance to have a material impact on the Plan’s financial statements and related disclosures.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans, Defined Contribution Pension Plans, and Health and Welfare Benefit Plans (Topic 960,962,965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. ASU 2015-12 reduces complexity in employee benefit plan financial reporting and disclosure requirements. Specifically, the standard eliminates the requirement for plans to measure fully benefit-responsive investment contracts (FBRICs) at fair value and simplifies disclosure and presentation requirements about plan investments. Additionally, plans with a fiscal year-end that does not coincide with a calendar month-end may elect to adopt a practical expedient to measure investments and investment-related activity as of the month-end date that is closest to their fiscal year-end. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2015, early adoption is permitted. Part I and Part II are to be applied retrospectively for all periods presented. The Administrator does not expect the application of this guidance to have a material impact on the Plan’s financial statements and related disclosures.

401(K) SAVINGS WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(i)	Subsequent Events

The Plan has evaluated subsequent events through June 28, 2016, the date the financial statements were available to be issued.

(3)	Fair Value Measurements

ASC 820-10, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820-10 establishes a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:

Level 1	Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available. Collective investments are included in Level 1 at December 31, 2015.

Level 2

Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that are derived principally from or can be corroborated by observable market data by correlation or other means. Level 2 includes Collective Investments and Stable Value Fund Income Plus as of December 31, 2014, and Stable Value Fund SAGIC as of December 31, 2015.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Collective Investment Funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

401(K) SAVINGS WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2015 and 2014

WSFS Common Stock Fund: Valued at the NAV of the shares held by the Plan at year end. The NAV is calculated based upon shares of Company common stock, stock price and cash balances held by the Fund. The fund holds 626,284 shares of WSFS common stock at December 31, 2015.

Stable Value Funds: Stable Value Funds are public investment vehicles valued using the NAV provided by the administrator of the fund. As of December 31, 2015 and December 31, 2014, the Plan invested in the Diversified SAGIC and FFTW Income Plus respectively per review of the fund’s respective audited financial statements, substantially all of the fund’s investment valuations used to determine its NAV are Level 2 valuations.

The Plan has $27,127,851 and $73,664,221 of investments in alternative investment funds which are reported at fair value at December 31, 2015 and at December 31, 2014 respectively. For all of those investments, the Plan has concluded that the NAV reported by the underlying fund approximates the fair value of the investment. These investments are redeemable with the fund at NAV under the original terms of the partnership agreements and/or subscription agreements and operations of the underlying funds. There are no restrictions on redemptions for the Stable Value Fund but transfers to competing fixed income investments are not allowed. However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements. Due to the nature of the investments held by the funds, changes in market conditions and the economic environment may significantly impact the NAV of the funds and, consequently, the fair value of the Plan interests in the funds. Furthermore, changes to the liquidity provisions of the funds may significantly impact the fair value of the Plan’s interest in the funds.

Although a secondary market exists for these investments, it is not active and individual transactions are typically not observable. When transactions occur in this limited secondary market, they may occur at discounts to the reported net asset value. Therefore, if the redemption rights in the funds were restricted or eliminated and the Plan were to sell these investments in the secondary market, it is reasonably possible that a buyer in the secondary market may require a discount to the reported NAV, and the discount could be significant.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015:

		Fair value measuring using
		Quoted prices in active markets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)		Total
Collective Investment Funds	$	50,982,425	$	—	$	—	$	50,982,425

Stable Value Fund		—		6,202,016		—		6,202,016
WSFS Common Stock Fund		—		20,925,835		—		20,925,835

Total investments, fair value	$	50,982,425	$	27,127,851	$	—	$	78,110,276

There were no transfers between levels during 2015.

401(K) SAVINGS WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2015 and 2014

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014:

		Fair value measure using
		Quoted prices in active markets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)		Total
Collective Investment Funds	$	—	$	50,058,398	$	—	$	50,058,398
Stable Value Fund		—		6,478,577		—		6,478,577
WSFS Common Stock Fund		—		17,127,246		—		17,127,246

Total investments, fair value	$	—	$	73,664,221	$	—	$	73,664,221

There were no transfers between levels during 2014.

(4)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

		December 31
		2015		2014
Net assets available for benefits per the financial statements	$	79,550,995	$	74,906,801

Adjustment from fair value to contract value for fully benefit-responsive investment contracts		(131,725)		17,870

Net assets available for benefits per the Form 5500	$	79,419,270	$	74,924,671

401(K) SAVINGS WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2015 and 2014

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2015	2014
Net increase in net assets available for benefits per the financial statements	$4,644,194	$5,757,674
Net adjustment from fair value to contract value for fully benefit-responsive investment contracts	(149,595)	7,079

Net increase in net assets available for benefits per the Form 5500	$4,494,599	$5,764,753

(5)	Investments

The following represents the fair value of investments that are 5% or more of the Plan’s net assets:

	2015	2014
WSFS Common Stock Fund*	$20,925,835	$17,127,246
Amer Fds Incm of America Fd*	14,187,489	—
Vanguard 500 Index Fund*	6,676,029	—
SAGIC Diversified Bond*	6,202,016	—
FMT/Balanced Opportunities (Aristotle)*	—	13,978,629
FMT/FFTW Income Plus*	—	6,478,577
FMT/Vanguard 500 Index*	—	6,499,717
*Party-in-interest.

The Plan holds an indirect investment in WSFS Financial Corporation common stock through shares held by the WSFS Common Stock Fund. The WSFS Common Stock Fund represents approximately 27% and 23% of total investments as of December 31, 2015 and 2014, respectively. WSFS Financial Corporation is a savings and loan holding company.

401(K) SAVINGS WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2015 and 2014

During 2015 and 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in fair value as follows:

	2015	2014
Collective Investment Funds	$(1,871,243)	$3,354,875
Stable Value Fund	13,082	17,853
WSFS Common Stock Fund	4,469,756	(92,819)

Total net appreciation	$2,611,595	$3,279,909

(6)	Income Tax Status

The Plan was amended and restated effective January 1, 2010 for the Economic Growth and Tax Relief and Reconciliation Act of 2001 (EGTRRA) and subsequent federal legislative changes affecting qualified retirement plans and received a favorable determination letter from the Internal Revenue Service (the IRS) dated August 23, 2013. The determination letter confirmed that the Plan is qualified under the Internal Revenue Code of 1986 (the IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax exempt qualification. The Plan was subsequently amended in 2011 and 2013. Under IRS rules and regulations, the Plan was again amended and restated and submitted to the IRS for a favorable determination letter prior to February 1, 2016. The Employers believe that the Plan, as amended, is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Administrator has concluded that as of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS and the United States Department of Labor. On May 21, 2015, WSFS Financial Corporation received notice from the IRS that an audit of the 2013 Plan year was scheduled. On June 13, 2016 WSFS Financial Corporation received a letter dated June 8, 2016 from the IRS stating that the scope of the Plan audit would be expanded to include 2014. These audits have not yet been performed. The Administrator believes it is no longer subject to income tax examinations for the years prior to 2013.

(7)	Plan Termination

Although WSFS Financial Corporation has not expressed any intention to terminate the Plan, it may do so at any time. Upon the complete discontinuation of contributions to the Plan, or the complete or partial termination of the Plan, the rights of all affected Associates under the Plan shall become fully vested and nonforfeitable.

401(K) SAVINGS WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(8)	Related-Party Transactions

During January through June 2015 and 2014, certain plan investments consisted of shares of Collective Investment Funds sponsored by First Mercantile Trust, Plan custodian and record-keeper, and WSFS Financial Corporation common stock. Investment transactions with First Mercantile Trust and WSFS Financial Corporation qualify as party-in-interest transactions. Fees incurred for investment management and custodial services were paid from the Plan, while custodian and record-keeping services were paid by WSFS Financial Corporation for the years ended December 31, 2015 and 2014.

During July through December 2015, certain plan investments consisted of shares of Collective Investment Funds sponsored by Mass Mutual Retirement Services, Plan custodian and record-keeper, and WSFS Financial Corporation common stock. Investment transactions with Mass Mutual Retirement Services and WSFS Financial Corporation qualify as party-in-interest transactions. Fees incurred for investment management and custodial services were paid from the Plan, while custodian and record-keeping services were paid by WSFS Financial Corporation for the period of July through December 2015.

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

401(K) SAVINGS WSFS FINANCIAL CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015

Investments	Units		Current value

* WSFS Common Stock Fund	1,772,266		20,925,835
* Stable Value Fund-SAGIC	626,094		6,202,016
* Collective Investment Funds:
Amer Fds Incm of America Fd	702,699		14,187,489
Vanguard 500 Index Fund	35,420		6,676,029
JP Morgan Government Bond Fund	302,229		3,209,676
TIAA-CREF Lrg Cap Val Indx Fd	173,616		2,796,950
Vanguard Mid-Cap Gr Indx Fd	63,306		2,718,356
Amrcn Fnds 2030 Trgt Dt Ret Fd	217,573		2,765,257
Oppenheimer Internat Gr Fund	71,628		2,570,725
DFA US Targeted Value Fund	129,481		2,552,071
Goldman Sachs LgCapGr Insights	103,393		2,413,187
Emerald Growth Fund	122,941		2,370,310
Amrcn Fnds 2010 Trgt Dt Ret Fd	180,110		1,834,062
Vanguard Mid-Cap Val Indx Fd	34,520		1,537,499
Amrcn Fnds 2050 Trgt Dt Ret Fd	98,226		1,246,121
Dodge & Cox Int’l Stock Fund	29,814		1,087,597
Calvert Conservative Alloc Fd	50,625		807,466
Prm Cr Bnd Fd (Babson)	73,373		785,095
Premier Money Mket Fd (Babson)	463,970		463,970
Amrcn Fnds 2020 Trgt Dt Ret Fd	29,074		333,810
Prm Hgh Yld Fd (Babson)	36,799		305,798
Amrcn Fnds 2040 Trgt Dt Ret Fd	9,454		121,927
Amrcn Fnds 2035 Trgt Dt Ret Fd	4,718		59,994
Amrcn Fnds 2045 Trgt Dt Ret Fd	4,576		59,188
Amrcn Fnds 2055 Trgt Dt Ret Fd	2,524		39,246
Amrcn Fnds 2025 Trgt Dt Ret Fd	2,477		29,727
Amrcn Fnds 2015 Trgt Dt Ret Fd	1,006		10,864
Holding Account	11		11

			50,982,425
* Notes receivable from participants (interest rates ranging from 4.25% to 9.25%)			1,308,994

Total investments and notes receivable from participants		$	79,419,270

* Party-in-interest.

As of December 31, 2015 maturity dates of active notes receivable from participants ranged from January 2016 to September 2025.

See accompanying report of independent registered public accounting firm.